UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

February 5, 2024

Date of Report (Date of earliest event reported)

Arisz Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41078	87-1807866
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o MSQ Ventures 12 East 49th Street, 17th Floor New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 699 9827

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ARIZ	The Nasdaq Stock Market LLC
Warrants	ARIZW	The Nasdaq Stock Market LLC
Rights	ARIZR	The Nasdaq Stock Market LLC
Units	ARIZU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

Arisz Acquisition Corp. (“Arisz” or the “Company”) held an annual meeting of stockholders (the “Annual Meeting”) on February 5, 2024 at 10:00 a.m. Eastern Time. The Annual Meeting was held via teleconference. There were 5,155,754 shares of the Company’s Common Stock, par value $0.0001 per share, (the “Common Stock”) outstanding on the record date, January 16, 2024. There were 3,997,927 shares of common stock of the Company present at the Annual Meeting in person or represented by proxy, which is 77.54 % of the total shares of Common Stock outstanding, thereby constituting a quorum. Summarized below are the results of the matters voted on at the Annual Meeting.

1. Charter Amendment

Stockholders approved the proposal to amend the Company’s amended and restated certificate of incorporation, to extend the date by which Arisz must consummate a business combination up to nine (9) times (the “Charter Amendment”), each such extension for an additional one (1) month period (each an “Extension”), from February 22, 2024 to November 22, 2024. We refer to this proposal as the “Charter Amendment Proposal.” Adoption of the Charter Amendment Proposal required approval by the affirmative vote of at least 50% of the holders of the Company’s outstanding shares of Common Stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,997,927	0	0	0

The Company will file the Charter Amendment with the Secretary of State of the State of Delaware. A copy of the Charter Amendment is attached hereto as Exhibit 3.1.

2. Trust Amendment

Stockholders approved the proposal to amend the investment management trust agreement, dated as of November 17, 2021 (as amended on May 12, 2023, the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (the “Trustee”), allowing the Company to extend the date by which Arisz must consummate a business combination up to nine (9) times, each such Extension for an additional one (1) month period, until November 22, 2024, by depositing into the Trust Account $120,000 (the “Extension Payment”) for each one-month Extension (the “Trust Amendment”) (we refer to this proposal as the “Trust Amendment Proposal”). Adoption of the Trust Amendment Proposal required approval by the affirmative vote of at least 50% of the holders of the Company’s outstanding shares of Common Stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,997,927	0	0	0

A copy of the Trust Amendment is attached hereto as Exhibit 10.1.

3. Director Election

Stockholders approved the proposal to reelect the current Class A director, Romain Guerel, to Arisz’s board of directors (we refer to this proposal as the “Director Election Proposal”). Adoption of the Director Election Proposal required approval by the affirmative vote of a plurality of the shares of Arisz’s common stock, represented in person by virtual attendance or by proxy and entitled to vote at the Annual Meeting. The voting results were as follows:

FOR	WITHHELD	BROKER NON-VOTES
3,997,927	0	0

4. Auditor Ratification

Stockholders approved the proposal to ratify the appointment of Marcum LLP, as Arisz’s independent auditors, for the fiscal year ending September 30, 2024 (we refer to this proposal as the “Auditor Ratification Proposal”). Adoption of the Charter Amendment Proposals required approval by the affirmative vote of at least 50% of the holders of Arisz’s outstanding shares of Common Stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
3,997,927	0	0	0

Item 8.01. Other Events.

In connection with the stockholders’ vote at the Annual Meeting of Stockholders held by the Company on February 5, 2024, 777,050 shares of Common Stock were tendered for redemption. As a result, approximately $8.66 million (approximately $11.14 per share) will be removed from the Company’s trust account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date. Following redemptions, the Company will have 2,377,315 shares of Common Stock outstanding, and approximately $26.5 million will remain in the Company’s trust account.

In connection with the first one (1) month period Extension, Arisz Investments LLC, the Company's sponsor, will deposit $120,000 into Arisz's trust account prior to February 22, 2024, on behalf of the Company. Arisz will issue a press release the day after the applicable deadline announcing that the funds have been timely deposited.

In addition, on February 2, 2024, Arisz irrevocably waived Finfront Holding Company's obligation under Section 9.8 of the Agreement and Plan of Merger, dated as of January 21, 2022 and as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023, by and between Arisz and Finfront Holding Company, Bitfufu Inc. and Boundary Holding Company to fund to Arisz the amount of $450,000 by February 2, 2024, and agreed to accept the amount of $210,000 in lieu thereof, of which $120,000 shall be used to fund Arisz’s extension through March 22, 2023 and the remainder for working capital purposes.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
3.1	Amendment to the Amended and Restated Certificate of Incorporation of Arisz Acquisition Corp.
10.1	Amendment to the Investment Management Trust Agreement
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 6, 2024

ARISZ ACQUISITION CORP.

By:	/s/ Fang Hindle-Yang
Name:	Fang Hindle-Yang
Title:	Chief Executive Officer and Chairman

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